SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.13)

Hanover Direct, Inc.

--------------------------------

(Name of Issuer)

Common Stock, $0.01 par value

-------------------------------

(Title of Class of Securities)

440506 10 3

--------------------------------

(CUSIP Number)

William B. Wachtel

Wachtel & Masyr, LLP

110 East 59th Street

New York, New York 10022

(212) 909-9595

---------------------------------------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 23, 2006

-------------------------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 10 Pages

1.	NAME OF REPORTING PERSON

Chelsey Capital Profit Sharing Plan

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

13-3716218

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) {X}

          (b) { }

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF or WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{ }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES	7.	SOLE VOTING POWER

0 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

0 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,611,892 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.3%

14.	TYPE OF REPORTING PERSON

EP

1.	NAME OF REPORTING PERSON

Chelsey Direct, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

13-3716218

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) {X}

          (b) { }

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{ }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER

0 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

0 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,611,892 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.3%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSON

Chelsey Finance, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

20-1351079

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) {X}

          (b) { }

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{ }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES	7.	SOLE VOTING POWER

0 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

0 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,611,892 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.3%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSON

William B. Wachtel

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) {X}

          (b) { }

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{ }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES	7.	SOLE VOTING POWER

25,616,892 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

25,616,892 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,616,892 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.3%

14.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSON

DSJ International Resources Ltd.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

13-3716218

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) {X}

          (b) { }

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{ }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES	7.	SOLE VOTING POWER

0 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

0 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,611,892 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.3%

14.	TYPE OF REPORTING PERSON

CO, HC

1.	NAME OF REPORTING PERSON

Stuart Feldman

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) {X}

          (b) { }

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{ }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES	7.	SOLE VOTING POWER

21,090 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

21,090 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,632,982 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.4%

14.	TYPE OF REPORTING PERSON

IN

Item 1.	Security and Issuer

This Amendment No. 13 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (as amended, the "Schedule 13D") filed by certain of the Reporting Persons. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. This Amendment No. 13 to the Schedule 13D is filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the Amendment No. 12 to the Schedule 13D on January 21, 2005.

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated herein by reference into this Item 3.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended by the addition of the following paragraphs immediately following the last paragraph of Item 4 of this Statement as previously filed:

Chelsey Direct, LLC, having reached the conclusion that it is in the best interest of the Issuer to no longer be a public company, has made an offer to purchase all outstanding shares of the Common Stock that it does not already own at $1.25 per share in accordance with its letter dated February 23, 2006 to the Board of Directors of the Issuer (the “Letter). A copy of the Letter is filed as Exhibit CC to this Statement and is incorporated herein by this reference.

Chelsey Direct, LLC intends to use the working capital of its Affiliate Chelsey Capital Profit Sharing Plan, another Reporting Person, to make the purchases contemplated in the preceding paragraph.

Item 5.	Material to be filed as Exhibits

CC.	Letter dated February 23, 2006 from Chesley Direct, LLC to Board of Directors of the Issuer.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Amendment No. 13 to the Statement on Schedule 13D is true, complete and correct.

Date: March 8, 2006

Chelsey Capital Profit Sharing Plan

By:	/s/ William B. Wachtel
William B. Wachtel, its
Trustee

Chelsey Direct, LLC

By:	/s/ William B. Wachtel
William B. Wachtel, its
Manager

Chelsey Finance, LLC

By:	/s/ William B. Wachtel
William B. Wachtel, its
Manager

/s/ William B. Wachtel
William B. Wachtel

DSJ International Resources Ltd.

By:	/s/ Stuart Feldman
Stuart Feldman, its
President

/s/ Stuart Feldman
Stuart Feldman

EXHIBIT CC

CHELSEY DIRECT, LLC

February 23, 2006

Board of Directors

Hanover Direct, Inc.

Gentlemen:

As you know, Chelsey Direct, LLC (“Chelsey”) is by far the largest shareholder of Hanover Direct, Inc. (the “Company”). We have evaluated the Company and the progress yet to be made by the Company. We have also assessed the financial drain imposed and to be imposed by the Company remaining a public company as well as the limited benefits to the Company from maintaining that status.

Chelsey believes that the Company should become privately owned. Because Chelsey is not prepared to sell its position, to that end, we (or an affiliate) are prepared to pay $1.25 per share in cash for all of the shares that we do not already own. We believe that this represents an attractive opportunity for all of the Company’s other shareholders, and is demonstrably fair.

Chelsey proposes to enter into a Cash Merger Agreement, and to commence a cash tender promptly after the execution of that agreement. We believe that this structure represents the most expeditious manner of delivering value to the Company’s other shareholders.

We look forward to discussing this transaction with you at your earliest convenience.

Very truly yours,

Chelsey Direct, LLC

By:___/s/ William B. Wachtel_________
Manager